SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866



Our Ref: 22277-00002


08003219

June 10, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

HK1 497458v.12

COSL

中海油田服務股份有限公司

China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

RESULTS OF ANNUAL GENERAL MEETING HELD ON 3 JUNE 2008

China Oilfield Services Limited ("**COSL**" or the "**Company**") held its annual general meeting for the fiscal year of 2007 ("**AGM**") on Tuesday, 3 June 2008 at 2:00 p.m. (Beijing time) at room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, China. The shareholders in attendance either in person or by proxy at the AGM represent 2,891,229,978 shares, or 64.32% of the total issued share capital of the Company. Shareholders of H Shares representing 430,070,138 H Shares have attended the meeting. Meanwhile, shareholders of A Share representing 10,000 circulating shares took part in the online voting of the AGM. None of the shareholders of the Company was required to abstain from voting for the resolutions proposed at the AGM, and no shares entitling the holder to attend and vote only against the resolutions proposed at the AGM. The AGM was chaired by Mr. Yuan Guangyu, executive director of the Company. Jun He Law Office was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for voting counting. The poll result for the resolutions proposed at the AGM is as follow:

ORDINARY RESOLUTIONS		For (Approximate percentage)	Against (Approximate percentage)	Total number of votes
1.	To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2007;	2,891,009,978	0	2,891,009,978
2.	To consider and approve the proposed profit distribution and annual dividend for the year ended 31 December 2007;	2,891,239,978	0	2,891,239,978
3.	To consider and approve the report of the directors of the Company for the year ended 31 December 2007;	2,891,009,978	0	2,891,009,978
4.	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2007;	2,891,009,978	0	2,891,009,978
5.	To consider and approve re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2008 and to authorise the board of directors of the Company (the "**Board**") to fix the remuneration thereof;	2,890,385,978	854,000	2,891,239,978

	SPECIAL RESOLUTION	For (Approximate percentage)	Against (Approximate percentage)	Total number of votes
6.	To consider and, if thought fit, to authorise the grant of the general mandate to the Board to allot and issue H Shares in accordance with the terms set out in the Notice of AGM.	2,672,002,720	219,237,258	2,891,239,978

The Company will pay a final dividend of RMB 12 cents per share (tax inclusive) for the fiscal year 2007 on 27 June 2008. The final dividend will be paid to the shareholders of the Company whose names appear on the register of members of the Company on 23 June 2008. In accordance with Article 169 of the Articles of Association of the Company, the final dividend of RMB 12 cents per share (tax inclusive) payable to the holders of H Shares will be made in Hong Kong dollar with the Hong Kong dollar to Renminbi conversion rate being the average closing exchange rate announced by the People's Bank of China for the week immediately prior to 3 June 2008.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 3 June 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

END